SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On October 14, 2005, NUR Macroprinters Ltd. (the “Company”) issued a press announcing that an annual and special meeting of shareholders will be held on Thursday, October 27, 2005. Among the matters that will be considered and voted upon at the annual and special shareholders meeting are matters related to the previously announced investment by a group of investors led by Fortissimo Capital and matters related to the restructuring of the Company’s outstanding debt.

        The Company also announced that Dan Purjes, the Company’s former Chairman and beneficial owner of approximately 36% of the Company’s outstanding ordinary shares, filed a complaint against the Company for the reinstatement of his voting rights, the control of which had been granted to the Company pursuant to a voting agreement dated January 23, 2005.

        The text of the press release is attached hereto as Exhibit 1. The text of the notice of the annual and special shareholders meeting and proxy statement is attached hereto as Exhibit 2.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Press Release Dated October 14, 2005
Exhibit 2.	Notice of an annual and special general meeting of the shareholders and proxy statement

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Amir —————————————— David Amir President and Chief Executive Officer

Date October 14, 2005

Exhibit Index

Exhibit 1.	Press Release Dated October 14, 2005
Exhibit 2.	Notice of an annual and special general meeting of the shareholders and proxy statement